United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Purchases of equity securities by the issuer and affiliated purchasers on September 30, 2021

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	208.479.547	3,95%	3,95%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	-	Cancellation of Shares as approved in Minutes of the Board of Directors´s Meeting held on September 16, 2021	09/21/2021	152.016.372	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	56.463.175	1,10%	1,10%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	84.212.146	1,59%	1,59%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	84.212.146	1,64%	1,64%

Purchases of equity securities by the issuer and affiliated purchasers on September 30, 2021

Beginning balance
			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	34.849.100	0,66%	0,66%

Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/30/21	1.117.600	100,55413	112.379.296,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	08/31/21	1.467.900	98,18197	144.121.316,96
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/02/21	1.433.600	98,96223	141.872.247,32
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/08/21	1.628.200	95,43152	155.381.600,13
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	09/10/21	1.767.900	95,43445	168.718.560,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/14/21	2.355.400	94,18645	221.846.770,07
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/16/21	3.316.630	89,20414	295.857.124,60
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/20/21	4.342.200	82,44626	357.998.139,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/24/21	3.036.000	77,87923	236.441.339,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/27/21	2.495.200	78,33014	195.449.362,00

Ending balance
			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	57.809.730	1,13%	1,13%

Company: MBR S.A.
Beginning balance
			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0,00%	0,00%

Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance
			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on September 30, 2021

Company: Vale Holdings B.V.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	0	0,00%	0,00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	0	0,00%	0,00%

Company: Vale Holdings B.V.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	15.587.948	0,29%	0,29%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	08/30/21	1.206.099	19,37650	121.411.705,93
ADS	VALE	J.P. Morgan Securities Inc.	Buy	08/31/21	1.700.000	19,05460	166.605.991,11
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/02/21	1.202.555	19,11010	118.891.925,71
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/08/21	2.500.000	18,06100	237.158.991,00
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/10/21	2.524.609	18,25070	240.322.582,60
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/14/21	2.337.707	17,94910	219.281.584,07
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/16/21	3.099.903	16,93727	276.139.010,37
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/20/21	5.255.735	15,43094	432.527.386,57
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/24/21	2.670.614	14,56787	207.889.694,46
ADS	VALE	Bradesco Securities Inc	Buy	09/27/21	3.947.700	14,58737	307.961.353,29

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	42.032.870	0,82%	0,82%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: November 08, 2021